UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated June 15, 2017.

Autonomus City of Buenos Aires, June 15, 2017

Messrs.
Argentine Securities and Exchange Commission

RE.:	RELEVANT INFORMATION

To whom it may concern,

We hereby attach the note sent to the Sustainability Guarantee Fund - National Social Security Administration (ANSES) in response to their request for information regarding the ordinary and extraordinary general shareholders meeting of Grupo Supervielle S.A. to be held on July 7, 2017.

Without further ado, I greet you attentively.

_____________________________
Grupo Supervielle S.A. Responsible for Market Relations

Autonomous City of Buenos Aires, June 14, 2017

Messrs.

Fondo de Garantía de Sustentabilidad

ANSES

Tucumán 500, 2nd floor

Autonomous City of Buenos Aires

RE: Ordinary and Extraordinary Shareholders Meeting of Grupo Supervielle S.A. to be held July 7, 2017 (the “Shareholders Meeting”).

Dear Sirs,

We are pleased to address you in relation to the Shareholders Meeting and in order to respond to the request for information for the casting of votes in your shareholder capacity.

In this respect, please be advised of the following:

1.	Detail of the shareholding structure of Grupo Supervielle S.A.

Shareholder	Class A Shares	Class B Shares	Shares (total)	% Share capital	Votes (total)	% of votes	% Class B Shares
Julio Patricio Supervielle	126,738,188	68,690,530	195,428,718	53.72%	702,381,470	80.66%	28.98%
Public Offering		168,348,897	168,348,897	46.28%	168,348,897	19.34%	71.02%
Total	126,738,188	237,039,427	363,777,615	100.00%	870,730,367	100.00%	100.00%

Please be advised that as of the date hereof and as stated in the Board minute # 487 dated June 5, 2017, it remains pending the authorization by the Argentine Securities Commission to make a public offering of up to 8,032,032 new Class B ordinary book-entry shares of the Company resulting from the capital increase -due to a capitalization of an in-kind contribution- resolved by the shareholders' meeting held on April 27, 2017.

2.	On the following items of the Agenda:

a)	Item # 2 of the Agenda: “Increase of the corporate capital of Grupo Supervielle S.A. in the amount of up to a nominal value of AR$ 145,000,000 (one hundred forty-five million Argentine pesos), through the issuance of up to AR$ 145,000,000 (one hundred forty-five million) of new common, registered, Class B shares of 1 (one) vote per share and nominal value of AR$ 1 (one Argentine peso) each and entitled to receive dividends on an equal basis to common, registered, Class B shares in circulation at the time of issuance, to be offered by public subscription in Argentina or abroad. Determination of the parameters within which the Board of Directors will establish the issue premium. Use of proceeds.”

Detailed justification of the rationale for the capital increase is requested. Likewise, information is requested regarding the destination of the funds arisen from the capital increase. Finally, the proposed parameters within which the Board of Directors will establish the issue premium, the relevant legal documentation (Prospectus or preliminary version thereof) as well as any other supporting information that may accompany the vote, are also requested.

Grupo Supervielle’s Board of Directors has taken into consideration the company’s growth above the industry rates since the launching of the IPO in 2016, the prospects of the acceleration for loan demand beyond the original expectations, the consolidation of the financial system and the current context of the domestic and international capital markets and, based on that, has deemed convenient submitting a proposal to the shareholders to increase the company’s share capital through a new public offering of shares, in order to generate sufficient funds to position the company amongst the leading companies, finance the expansion of credit and take advantage of any opportunities that may arise in the context of a consolidation of the financial industry.

The parameters of the issue premium will be determined by the Shareholders Meeting.

Relevant legal documentation will be disclosed to the shareholders upon the granting of all regulatory authorizations.

b)	Item # 3 of the Agenda: “Reduction of the term for the exercise of the pre-emptive rights and accretion rights for the subscription of the new common, registered, Class B shares up to the minimum of ten (10) days pursuant to article 194 of the General Corporations Law No. 19,550 and its amendments, authorizing the Board of Directors, if it deems it appropriate, to reduce it otherwise provided that the resulting term is greater than the legal minimum.

A justification is requested on the aforementioned reduction of the legal terms for the pre-emptive rights and accretion rights for the subscription of the new common, registered, book-entry shares up to the legal minimum of ten (10) days as provided by article 194 of the General Corporations Law No. 19,550 and its amendments.

The proposal to reduce to 10 days the term for the exercise of the pre-emptive and accretion rights is framed within the legal provisions, since it is a possibility granted by section 194 of the General Corporations Law N° 19,550 to companies that make a public offering of its shares. Such a reduction is aimed at limiting the volatility in the share price during the period set for the exercise of those rights and it is a regular market practice in those capital increases made through a public offering.

c)	Item # 4 of the Agenda: “Application for the authorization to make a public offering in the capital markets in Argentina and/or abroad that the Board of Directors may determine in a timely manner (using, as appropriate, the registration mechanism of the securities of the Company with the Securities and Exchange Commission under the universal “Shelf” contemplated in the regulations of said entity) and listed in the Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A., the New York Stock Exchange and/or stock exchange and/or markets in Argentina or abroad that the Board of Directors may also determine.”

Relevant information on this item is requested.

Authorization will be requested to make a public offering for the new shares issued as a result of the capital increase, so that they may be publicly offered in the Argentine Republic and/or in other countries in accordance with the applicable regulations, according to what the Board of Directors may determine in order to make an efficient placement process.

In addition, authorization will be requested so that the shares be listed for trading at Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A., New York Stock Exchange and/or any other authorized market in the country or abroad as may be determined by the Board of Directors, authorizing and empowering the Board of Directors to implement it in the manner it deems appropriate. To such end, applications may be filed with the Securities and Exchange Commission and other agencies. The Company may, if appropriate, avail itself of the securities registration mechanism with the Securities and Exchange Commission under the universal shelf mode contemplated in the regulations of said entity.

d)	Item # 5 of the Agenda: “Delegation to the Board Directors of the necessary powers for (i) the implementation of the capital increase and the determination of the conditions of the issuance not established by the shareholders’ meeting, including, without limitation, the date of issuance of the shares representing the increase, the amount of the issuance, the form of integration, the specific use of proceeds to be given to the funds raised in the public offering, the determination of the date of commencement and termination of the term of preferential subscription and accretion and authorization to the Board of Directors to resolve, if necessary, an additional increase of up to 15% the number of shares authorized in case of oversubscription, by virtue of article 62 of the Capital Markets Law No. 26,831, among other issues to be determined, (ii) the application for the public offering and the listing of the shares (or certificates representing them) to be issued in accordance with the capital increase previously resolved to the National Securities Commission, the Securities and Exchange Commission of the United States of America, Bolsas y Mercados Argentinos S.A. , Mercado Abierto Electrónico S.A. , the New York Stock Exchange and/or stock exchange and/or markets of Argentina or abroad that the Board of Directors determines, (iii) the entering into all kind of agreements with local and/or foreign financial institutions in order for them to subscribe and integrate such shares for their placement in the local and/or foreign market and to perform all necessary and/or appropriate actions in order to implement the resolutions adopted by the present shareholders’ meeting, (iv) if necessary, the extension and/or amendment of the current American Depositary Receipts program between the Company and the Bank of New York Mellon as Depositary, representative of the American Depositary Shares and delegation to the Board of Directors of the determination of its terms, conditions and scope, and (v) the implementation of other decisions adopted by this shareholders’ meeting with respect to items 2, 3 and 4 of the Agenda. Authorization to the Board of Directors to subdelegate the aforementioned powers to one or more directors and/or managers of the Company, in accordance with the provision of the Rules of the Argentine Securities Exchange Commission.”

Details on the authorizations to be granted, rationale, as well as any information relevant to the consideration of this item are requested.

The delegation of these powers to the Board of Directors is aimed at vesting it with the necessary flexibility so that, in accordance with the regulations in force and within the framework of the resolutions approved by the Shareholders Meeting, it can determine the conditions of the issue and the opportunity thereof.

Furthermore, a proposal will be made to the Shareholders Meeting to delegate in the Board of Directors the following powers:

(i)	the implementation of the capital increase and the determination of the conditions of the issuance not established by the Shareholders Meeting, including, without limitation, the date of issuance of the shares representing the increase, the amount of the issuance, the form of integration, the specific use of proceeds to be given to the funds raised in the public offering, the determination of the date of commencement and termination of the term of preferential subscription and accretion and authorization to the Board of Directors to resolve, if necessary, an additional increase of up to 15% the number of shares authorized in case of oversubscription, by virtue of article 62 of the Capital Markets Law N° 26,831, among other issues to be determined;

(ii)	the application of the public offering and the listing of the shares (or certificates representing them) to be issued in accordance with the capital increase previously resolved to the National Securities Commission (Comisión Nacional de Valores), the Securities and Exchange Commission of the United States of America, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A., the New York Stock Exchange and/or stock exchanges and/or markets of Argentina or abroad that the Board of Directors determines;

(iii)	the entering into all kind of agreements with local and/or foreign financial institutions in order for them to subscribe and integrate such shares for their placement in the local and/or foreign market and to perform all necessary and/or appropriate acts in order to implement the resolutions adopted by the Shareholders Meeting;

(iv)	if necessary, the extension and/or amendment of the current American Depositary Receipts Program between the Company and The Bank of New York Mellon a Depositary, representative of the American Depositary Shares and delegation to the Board of Directors of the determination of its terms, conditions and scope; and

(v)	the implementation of other decisions adopted by the Shareholders Meeting with respect to items 2, 3 and 4 of the Agenda.

Authorization to the Board of Directors to subdelegate the aforementioned powers to one or more directors and/or managers of the Company, in accordance with the provision of the Rules of the Argentina Securities Commission.

e)	Item # 6 of the Agenda: “Authorization to carry out the necessary procedures and filings to obtain the approvals, administrative conformities and registrations, in accordance with the resolutions adopted hereby.”

Additional supporting information is requested for the consideration of this item.

The Shareholders Meeting will be proposed to authorize the delegation of powers in favor of the Board of Directors, members of the Legal Department and lawyers of the external law firm to carry out the necessary procedures before the regulatory authorities linked with the process of public offering.

The Shareholders Meeting will be proposed to authorize: (i) any of the Directors of the Company, so that, with the widest powers, it may issue a public deed and/or perform any necessary and/or convenient acts in order to implement what has been approved by the Shareholders Meeting; and (ii) Messrs. Sergio Gabriel Gabai, Leandro Carletti, Pablo Morales, Ignacio Rutter, Sebastián Picasso, María Lucrecia Galland and/or Jadilla Fátima Haidar (members of the Legal Department) and notaries Juan Pablo Molinari and Marcelo Raúl Stefanuto, so that any of them, separately, jointly, alternatively and severally, with the broadest powers, including those arisen from Resolution IGJ 7/15, to carry out all and as many more formalities and procedures as they deem necessary and/or conducive to obtaining the concurrence and registration of the resolutions made by the Shareholders Meeting before all competent authorities, being able to subscribe public and/or private documents, publish notices, sign the affidavits and professional opinions required by applicable regulations in force and so that upon the relevant instruments have been granted, proceed with their registration with the corresponding Registrar of Companies; and (iii) Messrs. Javier Errecondo, Carolina Curzi, María Constanza Martella, Delfina Lynch, Agustín Hyland, Magdalena Bléhaut, Mario Segers, Delfina Aira, Ximena Noguerol, Agustín Heredia, Consuelo Ballesteros, Roberto E. Silva (h), Francisco Abeal , Martín I. Lanús, Lucía Repetto, Agustín López Roualdes, María Laura D'Andreiz and María Agustina Fox (members of the legal firm that advises the Company), so that, any one of them, can carry out all the necessary procedures and steps to obtain the authorizations provided for in the Shareholders Meeting with the CNV, BYMA, BCBA, MAE and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, for which purpose they may submit applications, make publications, sign documents, withdraw views, withdraw copies of documentation, respond to views, file appeals, retrieve documents, request photocopies, grant any other public and/or private instrument and, in general, to carry out all the procedures, diligences and steps that were necessary to fulfill its mission.

We remain at your disposal should you require further information or details.

Yours faithfully,

Name: Sergio Gabai

Title: Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: June 15, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer